UF 9-19-02

02053276

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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SEC FILE NUMBER
8-49618

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 09 2002
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2000 (MM/DD/YY) AND ENDING DECEMBER 31, 2000 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DIF SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 PARKWAY DRIVE SOUTH
(No. and Street)

HAUPPAUGE	NEW YORK	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID FLANZER — (631) 543-6500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CASTELLANO, KORENBERG & CO. CPA*s P.C.
(Name — *if individual, state last, first, middle name*)

313 WEST OLD COUNTRY ROAD	HICKSVILLE	NY	11801
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
SEP 2 0 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, DAVID FLANZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIF SECURITIES INC, as of Dec 31, ~~19~~ 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jean A. Fleischer
Notary Public St of NY
No. 4883942
Qualified in Suffolk Co
Commission Expires 3/1/01

Jean A. Fleischer
Notary Public

David Flanzer
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.I.F. SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2000

D.I.F. SECURITIES, INC.

CONTENTS

Castellano, Korenberg & Co.
Certified Public Accountants, P.C.

313 W. Old Country Road
Hicksville, NY 11801
516-937-9500
FAX: 516-932-0485

INDEPENDENT AUDITORS' REPORT

To The Stockholders
D.I.F. Securities, Inc.
Hauppauge, New York

We have audited the accompanying balance sheet of D.I.F. Securities, Inc. at December 31, 2000 and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.I.F. Securities, Inc. at December 31, 2000 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Castellano Korenberg & Co. CPAs, P.C.
CASTELLANO, KORENBERG & CO. CPAs, P.C.

Hicksville, New York
January 18, 2001

BALANCE SHEET

D.I.F. SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2000

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 66,866
Cash held in clearing account	55,208
Commissions receivable	6,174
Total Current Assets	128,248
PROPERTY AND EQUIPMENT	4,876
OTHER ASSETS:	
Investment in securities	3,300
Security deposits	4,000
	7,300
	$ 140,424

See independent auditors' report and notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Commissions payable	$ 8,424
Income taxes payable	520
Accrued expenses and other current liabilities	26,300
Total Current Liabilities	35,244
STOCKHOLDERS' EQUITY:	
Common stock:	
Class A - (Voting) no par value; 100 shares authorized, issued and outstanding	100
Class B - (Non-voting) no par value; 100 shares authorized, 50 shares issued and outstanding	50
Additional paid in capital	99,900
Retained earnings	5,130
Total Stockholders' Equity	105,180
	$ 140,424

D.I.F. SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2000

COMMISSION INCOME	$ 272,959
GAIN FROM SALE OF SECURITIES	14,498
	287,457
COMMISSION EXPENSE	213,303
GROSS PROFIT	74,154
GENERAL AND ADMINISTRATIVE EXPENSES	67,813
INCOME FROM OPERATIONS	6,341
INTEREST INCOME	4,595
INCOME BEFORE PROVISION FOR INCOME TAXES	10,936
PROVISION FOR INCOME TAXES	1,107
NET INCOME	9,829
ACCUMULATED DEFICIT, BEGINNING OF YEAR	(4,699)
RETAINED EARNINGS, END OF YEAR	$ 5,130

See independent auditors' report and notes to financial statements.

D.I.F. SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2000

	Common Stock Class "A" – Voting No Par Value 100 Shares Authorized		Common Stock Class "B" – Non-Voting No Par Value 100 Shares Authorized		Additional Paid – In Capital	Retained Earnings (Accumulated Deficit)
	Shares	Amount	Shares	Amount		
Balance, January 1, 2000	100	$ 100	50	$ 50	$ 99,900	$ (4,699)
Net Income for the Year Ended December 31, 2000		-0-		-0-	-0-	9,829
Balance, December 31, 2000	100	$ 100	50	$ 50	$ 99,900	$ 5,130

See independent auditors' report and notes to financial statements.

D.I.F. SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2000

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from commissions	$ 289,328
Net cash received on sale of securities	14,498
Interest received	1,475
Cash Provided By Operating Activities	305,301
Cash paid for commissions	(233,116)
Cash paid to suppliers and employees	(45,383)
Income taxes paid	(207)
Cash Disbursed For Operating Activities	(278,706)
NET CASH PROVIDED BY OPERATING ACTIVITIES	26,595
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(2,254)
Purchase of investment securities	(3,300)
NET CASH USED IN INVESTING ACTIVITIES	(5,554)
NET INCREASE IN CASH	21,041
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	45,825
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 66,866

See independent auditors' report and notes to financial statements.

D.I.F. SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2000

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:

NET INCOME	$ 9,829
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Depreciation	2,123
Changes in assets (increase) decrease:	
Commissions receivable	13,249
Prepaid income taxes	380
Changes in liabilities increase (decrease):	
Commissions payable	(19,813)
Income taxes payable	520
Accrued expense and other current liabilities	20,307
Total Adjustments	16,766
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 26,595

See independent auditors' report and notes to financial statements.

D.I.F. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Business Activity

D.I.F. Securities, Inc. (the "Company") was incorporated on May 6, 1996, under the laws of the State of New York and maintains its offices in Hauppauge, New York. The Company became a member of the National Association of Securities Dealers on April 18, 1997, when it effectively commenced operations. The Company is an initiating broker principally engaged in the trading of mutual funds, unitrusts, stocks and bonds for individual investors located throughout the New York Metropolitan area. The Company uses an independent brokerage concern to clear stock trades and to maintain customers' portfolio accounts. The Company is registered with the Securities and Exchange Commission as a Broker Dealer.

Revenue and Expense Recognition

Commission income earned on mutual fund and other security transactions and the related commission expense is recognized on a trade date basis.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk

Financial instruments which subject the Company to credit risk include commissions receivable which are due from the clearing brokerage and are uncollateralized.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

D.I.F. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary Of Significant Accounting Policies (cont'd).

Property and Equipment (cont'd).

Depreciation of property and equipment is provided utilizing an accelerated method over five years, the estimated useful lives of the respective computer equipment.

Note 2 - Investment in Securities

At December 31, 2000, the Company has invested in the stock of a non-public company. The stock is being carried at its historical costs of $3,300, which also approximates fair market value, until such time the stock trades publicly.

Note 3 - Property and Equipment

Property and equipment is summarized as follows:

Computer equipment	$ 17,606
Less: Accumulated depreciation	12,730
	$ 4,876

Depreciation expense related to property and equipment amounted to $2,123 for the year ended December 31, 2000.

Note 4 - Commitments

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2000, the Company had net capital of $93,004 which was $88,004 in excess of its required net capital of $5,000 at December 31, 2000. The Company's ratio of aggregate indebtedness to net capital was .37 to 1 at December 31, 2000.

Under an arrangement with its clearing institution, the Company is required to maintain a minimum $50,000 balance with its clearing institution.

Note 4 - Commitments (cont'd).

The clearing institution has a first lien on these funds and the right to offset these amounts against any obligation due it. Pursuant to the arrangement, the balance can be made up of a combination of cash, Treasury bills and money funds. At December 31, 2000, the balance in this account consisted entirely of cash equivalents aggregating $55,208.

The Company leases office space in Hauppauge, New York. Rent expense charged to operations for the year ended December 31, 2000, amounted to $25,269. The five-year, non-cancelable operating lease is due to expire March, 2002. The lease, which includes a provision for 3% annual increases, requires future minimum rentals as follows:

Years Ending December 31:	
2001	$ 26,826
2002	6,756
	$ 33,582

Note 5 - Provision for Income Taxes

The provision for income taxes is summarized as follows:

Federal	$ 500
State	607
	$ 1,107

SUPPLEMENTARY INFORMATION

Castellano, Korenberg & Co.
Certified Public Accountants, P.C.

313 W. Old Country Road
Hicksville, NY 11801
516-937-9500
FAX: 516-932-0485

To The Stockholders
D.I.F. Securities, Inc.
Hauppauge, New York

Our report on our audit of the basic financial statements of D.I.F. Securities, Inc. for December 31, 2000 appears on page one. This audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Castellano, Korenberg & Co. CPAs, P.C.
CASTELLANO, KORENBERG & CO., CPAs, P.C.

Hicksville, New York
January 18, 2001

D.I.F. SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2000

ADVERTISING	$ 1,698
BANK CHARGES	81
COMPUTER EXPENSE	21,088
DEPRECIATION	2,123
LICENSES	4,521
MISCELLANEOUS EXPENSE	104
OFFICE SUPPLIES	3,718
POSTAGE AND DELIVERY	938
PROFESSIONAL FEES	2,200
RENT	25,269
TELEPHONE	6,073
	$ 67,813

See accountants' report on supplementary information.

D.I.F. SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AT DECEMBER 31, 2000

NET CAPITAL:	
Total Stockholders' Equity	$ 105,180
DEDUCTIONS:	
Property and equipment, net	4,876
Security deposits	4,000
	8,876
NET CAPITAL, BEFORE HAIRCUT ON SECURITIES POSITIONS	96,304
HAIRCUT ON SECURITIES	3,300
NET CAPITAL	$ 93,004
AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 8,424
Accrued expenses and other current liabilities	26,300
TOTAL AGGREGATE INDEBTEDNESS	$ 34,724
MINIMUM NET CAPITAL REQUIREMENT	$ 5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 88,004
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.37 TO 1

Note - There were no material differences between the 2000 computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17A-5.

See accountants' report on supplementary information.

Castellano, Korenberg & Co.
Certified Public Accountants, P.C.

313 W. Old Country Road
Hicksville, NY 11801
516-937-9500
FAX: 516-932-0485

To The Stockholders
D.I.F. Securities, Inc.

In planning and performing our audit of the financial statements of D.I.F. Securities, Inc. for the year ended December 31, 2000, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-a(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by D.I.F. Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3(e); and (2) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.